Scott D. Karchmer
Partner
+1.415.442.1091
scott.karchmer@morganlewis.com

December 4, 2020

VIA EDGAR
Mr. Craig Arakawa
Ms. Joanna Lam
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SJW Group
Form 10-K for the Year Ended December 31, 2019
Filed March 2, 2020
File No. 001-08966

Ladies and Gentlemen:

On behalf of SJW Group (the “Company”), we submit this letter in response to the comment from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the Company dated November 5, 2020 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2019 (“Form 10-K”), File No. 001-08966. The numbered paragraph below restates in italics the numbered paragraph in the Comment Letter, and the discussion set out below such numbered paragraph is the Company’s response to the Staff’s comment.

Form 10-K for the Year Ended December 31, 2019

Risks Related to Our Business, page 24

1.We note your risk factor disclosure indicates that you agreed to certain “ring-fencing” measures as part of the merger with CTWS. You state that these measures may restrict your “ability to access assets of CTWS entities as dividends or intracompany loans to satisfy the debt or contractual obligations of any Non-CTWS Entity, including any indebtedness or other contractual obligations of SJW

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Mr. Arakawa
Ms. Lam
December 4, 2020

Group.” Please tell us how you determined that it was not necessary to provide condensed parent company financial information and other data in a financial statement schedule in accordance with Rules 5-04 and 12-04 of Regulation S-X and related disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X.

In response to the Staff’s comment, the Company respectfully acknowledges that Rules 5-04 and 12-04 of Regulation S-X require condensed parent company financial information and other data in a financial statement schedule to be provided when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets of the Company as of the end of the most recently completed fiscal year. The related disclosures in Rule 4-08(e)(3)(i) and (ii) of Regulation S-X are required to be provided only when material. Rule 2.02(dd) of Regulation S-X defines “restricted net assets” as “that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.)” and notes that “[n]ot all limitations on transferability of assets are considered to be restrictions for purposes of this rule, which considers only specific third party restrictions on the ability of subsidiaries to transfer funds outside of the entity.”

As of the filing of the Form 10-K for the year ended December 31, 2019, the purchase accounting for the Company’s acquisition of Connecticut Water Service, Inc. (CTWS), the parent company of The Connecticut Water Company and The Maine Water Company, was preliminary. In connection with responding to the Staff’s comment, the Company performed the calculation of restricted net assets of the Company’s consolidated subsidiaries, applying push down accounting that included the final CTWS purchase accounting adjustments to determine the appropriate amount of restricted net assets of its subsidiaries. After taking into account the effects of the push-down accounting, including the allocation of approximately $628 million of goodwill to the Company’s subsidiaries, based upon the Company‘s interpretation of the Staff guidance in Question 1 of Section 2 of Part K of Topic 6 of the Codification of the Staff Bulletins, the Company’s calculations show that such subsidiaries’ restricted net assets were approximately 26% of the Company’s consolidated net assets as of the end of the fiscal year ended December 31, 2019. Given the requirements contained in Rules 5-04, 12-04 and 4-08(e)(3)(i) and (ii) of Regulation S-X, the Company hereby confirms that it will include in the Company’s Form 10-K for the fiscal year ended December 31, 2020, the condensed parent company financial information and other data in a financial statement schedule in accordance with Rules 5-04 and 12-04 of Regulation S-X and the related disclosures in accordance with Rule 4-08(e)(3)(i) and (ii) of Regulation S-X for the year ended December 31, 2019. If the restricted net assets of the Company’s consolidated subsidiaries continue to exceed 25% of the Company’s consolidated net assets as of December 31, 2020, the condensed parent company financial information and other data in a financial statement schedule as well as related disclosures for the year ended December 31, 2020 will also be included in the Company’s Form 10-K for the year ended December 31, 2020.

Mr. Arakawa
Ms. Lam
December 4, 2020

We would greatly appreciate any assistance the Staff can provide in obtaining an expeditious review of this response letter. Please contact the undersigned at 415.254.0963 or Jim Lynch, Chief Financial Officer of the Company, at 408.930.1390 with any questions regarding the foregoing.

Very truly yours,

/s/ Scott D. Karchmer
Scott D. Karchmer

cc:	James P. Lynch, Chief Financial Officer, SJW Group
Albert Lung, Morgan, Lewis & Bockius LLP

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